CUSIP No. N23473 10 6	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Crucell N.V.
(Name of Issuer)

Ordinary Shares, Par value €0.24 each (Ordinary Shares)
(Title of Class of Securities)

N23473 10 6
(CUSIP Number)

September 28, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N23473 10 6	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johnson & Johnson I.R.S. I.D. # 22-1024240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,626,984
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 14,626,984
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,626,984
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 81,261,020 Ordinary Shares issued and outstanding as of September 28, 2009.

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CUSIP No. N23473 10 6	Page 3 of 6 Pages

SCHEDULE 13G

Item 1.
(a)	Name of Issuer: Crucell N.V.
(b)	Address of Issuer’s Principal Executive Offices:
Archimedesweg 4, 2333CN Leiden, the Netherlands
Item 2.
(a)	Name of Person Filing:
This statement is being filed by Johnson & Johnson, a New Jersey corporation.
(b)	Address of Principal Business Office or, if none, Residence:

One Johnson & Johnson Plaza, New Brunswick, NJ 08933

(c)	Citizenship: New Jersey
(d)	Title of Class of Securities: Ordinary Shares, Par value €0.24 each (Ordinary Shares)
(e)	CUSIP Number: N23473 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

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CUSIP No. N23473 10 6	Page 4 of 6 Pages

Item 4. Ownership.

(a)	Amount beneficially owned: 14,626,984 Ordinary Shares

(b)        Percent of class: 18.0% (based on 81,261,020 Ordinary Shares issued and outstanding as of September 28, 2009)

(c)	Number of shares to which the person has:
(i)	Sole Voting Power: 14,626,984
(ii)	Shared Voting Power: -0-
(iii)	Sole Dispositive Power: 14,626,984
(iv)	Shared Dispositive Power: -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The 14,626,984 Ordinary Shares identified in Item 4 above are directly owned by JHC Nederland B.V., a private company with limited liability incorporated under the laws of the Netherlands, with its corporate seat at Amersfoort and its principal offices located at Paul Janssenweg 150, 5026 RH Tilburg, the Netherlands, trade register under number 18039770, a wholly owned subsidiary of Johnson & Johnson.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The 14,626,984 Ordinary Shares identified in Item 4 above are directly owned by JHC Nederland B.V., a private company with limited liability incorporated under the laws of the Netherlands, with its corporate seat at Amersfoort and its principal offices located at Paul Janssenweg 150, 5026 RH Tilburg, the Netherlands, trade register under number 18039770, a wholly owned subsidiary of Johnson & Johnson.

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CUSIP No. N23473 10 6	Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. N23473 10 6	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2009

JOHNSON & JOHNSON

By:	/s/ Steven M. Rosenberg
	Name:	Steven M. Rosenberg
	Title:	Corporate Secretary

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